UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        The Lumpkin Foundation
        c/o Steven L. Grissom
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        November 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below)
        (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person
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


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


      1.  Title of   2. Trans-     3. Transaction        4.  Securities Acquired (A) or   5. Amount of      6.  Owner-   7.  Nature
      Security       action        Code                  Disposed of (D)                  Securities        ship Form:   of
      (Instr. 3)     Date          (Instr. 8)            (Instr. 3, 4 and 5)              Beneficially      Direct (D)   Indirect
                     (Month /                                                             Owned at End      or           Beneficial
                     Day/Year)                                                            of Month          Indirect     Ownership
                                                                                          (Instr. 3 and     (I)          (Instr. 4)
                                                                                          4)                (Instr. 4)

                                    Code        V        Amount   (A)or(D)      Price
      Class A        11/05/98      S                     4,616    D           35.75       204,049           D
      Common Stock

                     11/05/98      S                     3,077    D           35.50       204,049           D

                     11/06/98      S                     3,846    D           35.00       204,049           D

                     11/06/98      S                     1,923    D           35.25       204,049           D

                     11/06/98      S                     1,539    D           35.50       204,049           D

                     11/06/98      S                     230      D           36.50       204,049           D

/TABLE
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



                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                    9.
                                                5.                                              Number of      10.
                                              Number                                            Deriva-     Owner-        11.
                                             of Deriv-                                          tive        ship Form   Nature
                                             ative Se-                                          Securi-     of Deriva-  of Indi-
                     2.        3.            curities                     7.                    ties        tive        rect
                 Conversion Trans-     4.    Acquired        6.        Title and                Benefi-     Security:   Benefi-
        1.       or         action  Trans-   (A) or      Date Exer-    Amount of       8.       cially      Direct (D)  cial
     Title of    Exercise   Date    action   Disposed    cisable and   Underlying   Price of    Owned at    or Indi-    Owner-
     Derivative  Price of   (Month/ Code     of (D)      Expiration    Securities   Derivative  End of      rect        ship
     Security    Derivative Day/    (Instr.  (Instr. 3,  Date (Month/  (Instr. 3    Security    Month       (I)         (Instr.
     (Instr. 3)  Security   Year)   8)       4 and 5)    Day/Year)     and 4)       (Instr. 5)  (Instr. 4)  (Instr. 4)  4)
     ----------  ---------- ------- -------  ----------  ------------  ----------   ----------  ----------  ----------  -------
                                    Code  V  (A)   (D)  Date    Expir- Title  Amount
                                                        Exer-   ation         or
                                                        cisable Date          Number
                                                                              of Shares



   SIGNATURE OF REPORTING PERSON:

   The Lumpkin Foundation


   By:
        Steven L. Grissom
        Assistant Treasurer


   DATE: December __, 1998


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